EXHIBIT 99.1

Vicinity Motor Corp. to Present at H.C. Wainwright 23rd Annual Global Investment Conference on September 13, 2021

VANCOUVER, BC - August 30, 2021 - Vicinity Motor Corp. (TSXV:VMC)(NASDAQ:VEV)(FRA:6LG)(“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel vehicles, will present at the H.C. Wainwright 23rd Annual Global Investment Conference, taking place virtually September 13-15, 2021.

Chief Executive Officer William Trainer is scheduled to participate in one-on-one meetings with investors throughout the event and will host a recorded virtual presentation that will be available starting on September 13th at 7:00 a.m. Eastern Time.

H.C. Wainwright 23rd Annual Global Investment Conference
Date: Monday, September 13, 2021
Presentation Time: 7:00 a.m. ET
Webcast: https://journey.ct.events/view/f5813550-191c-4dab-beaf-2bc42650e51e

A live audio webcast and archive of the event presentation will be available using the webcast link above. For more information on the H.C. Wainwright 23rd Annual Global Investment Conference, to schedule a 1-on-1 meeting, or to register for the event, please contact your H.C. Wainwright representative.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.